Exhibit 11
A.S.V., Inc. and Subsidiary
Computation of Earnings per Share
(In thousands, except share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005
Basic
Earnings
Net earnings	$7,601	$6,184	$14,537	$11,727

Shares
Weighted average number of common shares outstanding	26,996,267	26,787,204	27,042,771	26,757,140

Basic earnings per common share	$.28	$.23	$.54	$.44

Diluted
Earnings
Net earnings	$7,601	$6,184	$14,537	$11,727

Shares
Weighted average number of common shares outstanding	26,996,267	26,787,204	27,042,771	26,757,140
Assuming exercise of options reduced by the number of shares which could have been purchased with the proceeds from the exercise of such options	529,760	823,168	657,852	868,942

Weighted average number of common and common equivalent shares outstanding	27,526,027	27,610,372	27,700,623	27,626,082

Diluted earnings per common share	$.28	$.22	$.52	$.42

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